China Gerui Advanced Materials Group Limited
1 Shuanghu Development Zone
Xinzheng City
Zhengzhou, Henan Province
China, 451191
Tel: (011) 86-371-62568634

September 9, 2011

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Tracey Houser

Re:	China Gerui Advanced Materials Group Limited
Form 20-F for Fiscal Year Ended December 31, 2010
Filed April 19, 2011
Form 6-K Filed May 23, 2011
File No. 1-34532

Dear Ms. Houser:

We hereby submit the responses of China Gerui Advanced Materials Group Limited (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 25, 2011, providing the Staff’s comments with respect to the above referenced Form F-20 (the “Form 20-F”) and Form 6-K (the “Form 6-K”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 20-F for Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects, page 31
Liquidity and Capital Resources, page 38

1.
We note the draft disclosure you provided in your response to comment 1 in our letter dated August 1, 2011.  While we understand the general reasons why you have chosen a cash management strategy that results in not utilizing cash and cash equivalents to pay down debt, it remains unclear how these general explanations fully explain to investors the cash management strategy you have executed since the acquisition of Henan Green on October 21, 2008.  In this regard, we note the steady increases in your cash, restricted cash, notes payable and term loans balances.  To the extent that your cash balances were needed for other day-to-day and long-term strategies, due to the limited availability of bank facilities, we would expect to see more variability in your cash balances between reporting periods rather than a steady increase in your cash balance.  As such, please provide us with the disclosure that you would have included in your 2010 Form 20-F to address the points raised in our prior comment.  Please ensure that the disclosures you provide are specific to your fiscal year 2010 reporting period.  Please also ensure that your disclosures provide additional clarity about the financial statement impact of your cash management strategy.  Please refer to Section 501.13.a of the Financial Reporting Codification for guidance.

Division of Corporation Finance
September 9, 2011

Company Response: We are providing the below proposed additional disclosure to the Form 20-F.

The following disclosure would appear after the second paragraph after the table included in “Item 5.  Operating and Financial Review and Prospects – Liquidity and Capital Resources – Loan Facilities”:

During the three-year period from 2008 to 2010, our cash, restricted cash, notes payable and term loans balances steadily increased.  As discussed in further detail below, this increase was due to our expectations of our cash needs for each year.  We accumulated increasing cash during 2009 and 2010 from operations, short-term loans and notes payable to ensure that we would have sufficient cash on hand for our projected cash needs relating to increased sales and corresponding raw material purchases, our capacity expansion program, potential strategic acquisitions, and as security for our notes payable.

As of December 31, 2010 and 2009, we maintained restricted cash of $66.5 million and $37.5 million, respectively, non-restricted cash of $119.5 million and $79.6 million, respectively, notes payable in the amount of $86.2 million and $41.0 million, respectively, and short-term loans in the amount of $44.1 million and $34.0 million, respectively.  Our total cash balance and our short-term loans and notes payable balances increased as of December 31, 2010 compared to the amounts of these balances as of December 31, 2009.  These changes were the result of the nature of our projected and actual cash needs and the limitations and requirements of our creditors during 2009 and 2010.

Our net cash provided by operating activities during 2009 and 2010 was expected to be from $30 million to $35 million and from $35 million to $40 million per year in 2009 and 2010, respectively, in line with actual net cash provided by operating activities consisting of approximately $33.8 million and $36.5 million in 2009 and 2010, respectively. Net cash was not allocated for use in repaying our debt because it was reserved for our projected needs for increasing capital expenditures, potential strategic acquisition costs, or restricted cash security underlying increasing notes payable expenses relating to short-term working capital needs, which are discussed below.

Division of Corporation Finance
September 9, 2011

During 2009, the capital expenditure requirements of our capacity expansion program led us to project that our capacity expansion costs would be from $5 million to $10 million and from $60 million to $70 million per year in 2009 and 2010, respectively, which were in line with our actual capital expenditures for property, plant and equipment of approximately $5.2 million and $65.1 million in 2009 and 2010, respectively.

Further, the uncertainty and volatility of prices of our principal raw material, i.e., hot rolled steel coil, and our past expectation that our raw material purchases would generally increase to meet rising demand, caused us to maintain increasing cash balances in 2009 and 2010 to ensure that there would be sufficient cash to protect against increased prices.

Additionally, a component of our growth strategy is to invest in or acquire businesses complementary to ours or to form strategic partnerships with industry leaders that would enable us, among other things, to expand the products we offer to our existing target customer base, and that would provide opportunities to expand into new markets.  As a result, we maintained our cash balance in part to enable us to capitalize on potential attractive growth opportunities in this respect that we believed would enhance shareholder value, which we anticipated would require up to $10 million and $35 million of additional capital requirements in 2009 and 2010, respectively.

During 2009 and 2010, we expected that long-term loan facilities from Chinese banks would be generally unavailable to non-state-owned companies.  We also expected the relatively weak state of the U.S. capital markets to limit our ability to raise capital.  We likewise expected short-term bank loans to be available only in limited amounts for non-state-owned companies like ours, and that they could be used only for short-term working capital needs.  In order to obtain sufficient cash to meet our cash requirements, we therefore used notes payable issued by banks to our raw materials suppliers, a commonly-used financing alternative for non-state-owned companies in China.  The issuing banks in turn required that we maintain 50-100% of the principal amounts as restricted cash, which in turn necessitated that we maintain a substantial amount of restricted cash on hand and maintain notes payable balances that exceeded our actual cash needs in 2009 and 2010, respectively.

Division of Corporation Finance
September 9, 2011

As a result of our cash management strategy, our interest expense increased $2.0 million, or 63.3%, to $5.3 million in 2010 from $3.2 million in 2009.

The following disclosure would appear immediately below the above disclosure:

As of December 31, 2009 and 2008, we maintained restricted cash of $37.5 million and $24.7 million, respectively, non-restricted cash of $79.6 million and $42.6 million, respectively, notes payable in the amount of $41.0 million and $26.9 million, respectively, and short-term loans in the amount of $34.0 million and $30.7 million, respectively.  Our total cash balance and our short-term loans and notes payable balances increased as of December 31, 2009 as compared to the amounts of these balances as of December 31, 2009.  These changes were the result of the nature of our projected and actual cash needs and the limitations and requirements of our creditors during 2008 and 2009.

Our net cash provided by operating activities during 2008 and 2009 was expected to be from $50 million to $55 million and from $25 million to $35 million per year in 2008 and 2009, respectively, in line with actual net cash provided by operating activities consisting of approximately $50.5 million and $33.8 million, respectively.  Net cash was not allocated for use in repaying our debt because it was reserved for our projected needs for increasing capital expenditures, potential strategic acquisition costs, or restricted cash security underlying increasing notes payable expenses relating to short-term working capital needs, which are discussed below.

During 2008, the capital expenditure requirements of our capacity expansion program led us to project that our capacity expansion costs would be from $5 million to $8 million and from $5 million to $10 million per year in 2008 and 2009, respectively, which were in line with our actual capital expenditures for property, plant and equipment of approximately $6.6 million and $5.2 million in 2008 and 2009, respectively.

Further, the uncertainty and volatility of prices of our principal raw material, i.e., hot rolled steel coil, and our past expectation that our raw material purchases would generally increase to meet rising demand, caused us to maintain increasing cash balances in 2008 and 2009 to ensure that there would be sufficient cash to protect against increased prices.

Division of Corporation Finance
September 9, 2011

Additionally, a component of our growth strategy is to invest in or acquire businesses complementary to ours or to form strategic partnerships with industry leaders that would enable us, among other things, to expand the products we offer to our existing target customer base, and that would provide opportunities to expand into new markets.  As a result, we maintained our cash balance in part to enable us to capitalize on potential attractive growth opportunities in this respect that we believed would enhance shareholder value, which we anticipated would require up to $10 million and $25 million of additional capital requirements in 2008 and 2009, respectively.

During 2008 and 2009, we expected that long-term loan facilities from Chinese banks would be generally unavailable to non-state-owned companies.  We also expected the relatively weak state of the U.S. capital markets to limit our ability to raise capital.  We likewise expected short-term bank loans to be available only in limited amounts for non-state-owned companies like ours, and that they could be used only for short-term working capital needs.  In order to obtain sufficient cash to meet our cash requirements, we therefore used notes payable issued by banks to our raw materials suppliers, a commonly-used financing alternative for non-state-owned companies in China.  The issuing banks in turn required that we maintain 50-100% of the principal amounts as restricted cash, which in turn necessitated that we maintain a substantial amount of restricted cash on hand and maintain notes payable balances that exceeded our actual cash needs in 2008 and 2009, respectively.

In connection with our cash management strategy, our interest expense decreased $0.6 million, or 14.1%, to $3.2 in 2009 from $3.8 million in 2008.  The decrease was attributable to the lower weighted average interest rate from the lending institutions in 2009 as compared to 2008.

Item 18. Financial Statements
(h) Impairment of long-lived assets, page 12

2.
We note your response to comment 4 in our letter dated August 1, 2011.  Please confirm to us that you will provide investors with a similar explanation as to why you test long-lived assets at the entity level in future filings.

Company Response: We will ensure that future filings include disclosure that is similar to our response to comment 4 of the Staff’s letter dated August 1, 2011.

Form 6-K Filed May 23, 2011

3.
We note your response to comment 8 in our letter dated August 1, 2011.  Specifically, we note that you accounted for the contingent payment related to the exercise of warrants issued in connection with the reverse merger with China Opportunity Acquisition Corp as a loss contingency in accordance with the guidance in ASC 450.  As such, it remains unclear to us why you did not provide disclosure for this contingency in the footnotes to your financial statements in your 2010 Form 20-F.  In this regard, please confirm to us that you will ensure all future filings provide the disclosures required by ASC 450-20-50.

Division of Corporation Finance
September 9, 2011

Company Response:  We will ensure that all future filings provide the disclosures required by ASC 450-20-50.

In connection with the Company’s response to the foregoing comments, the Company hereby acknowledges that

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Division of Corporation Finance
September 9, 2011

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Joseph R. Tiano, Jr., Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel at (202) 663-8233.

Sincerely,

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

By:  /s/ Mingwang Lu
Mingwang Lu
Chairman and Chief Executive Officer